February 22, 2021
Via E-mail

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC
250 Park Avenue, 7th Floor
New York, NY 10177

       Re:     First United Corporation
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed February 16, 2021 by Driver Management Company LLC et al. File No. 000-14237

Dear Mr. Cooper:

        The staff in the Office of Mergers and Acquisitions has reviewed the above-captioned filing. We have the comments set forth below.

Revised Preliminary Proxy Statement on Schedule 14A
General

1. In future filings, please ensure that you file a marked edition of your proxy statement on
   EDGAR. Additionally, please mark the cover page in your next filing to identify the appropriate amendment number. See Rule 14a-6(h) and Rule 14a-11, respectively.

2. Revise the disclosure on page vi to clarify whether or not Driver intends to exercise discretionary authority available under Rule 14a-4(c)(3). In this regard, it is unclear what is
   meant by the phrase    [i]f other proposals are made thereafter.

Proposal No. 1, Election of Directors, page 1

3. Refer to the statement on page 3 that your nominee    does not think that
any of the incumbent
   directors have exercised much independent judgment in carrying out their responsibility as
   directors.    Your disclosure should not include statements that directly or indirectly impugn
   the character or integrity or make charges of improper conduct absent reasonable factual foundation. Refer to Rule 14a-9.

4. Refer to prior comment 10 and your assertion on page 8 that the Company lobbied the
   Maryland Commissioner on Financial Regulation to investigate Driver for violations of
   Section 3-314 for the express purpose of disenfranchising Driver. Notwithstanding that you have filed soliciting materials purporting to support this assertion, please revise to
 J. Abbott R. Cooper
Driver Management Company LLC
February 22, 2021
Page 2

   characterize the portion of your statement that the Company   s actions were
made with the
      express purpose of disenfranchising Driver    as one of belief.

Form of Proxy

5. Refer to prior comment 4. Revise to clearly mark the form of proxy as a
preliminary    copy.
   Refer to Rule 14a-6(e)(1).

6. The forepart of the form of proxy omits information indicating how the proxy will be voted with respect to proposal 8 if the security holder does not specify a choice. Please be advised that a proxy may only confer discretionary authority with respect to matters as to which a choice is not specified by the security holder where the form of proxy states how it is intended to vote the shares in each such case. See Rule 14a-4(b)(1).

7. Refer to comment 6 above. The second page of the form of proxy states that Driver recommends shareholders vote against proposal 8. This recommendation conflicts with disclosure on pages 11 and 12. Please revise to correct the discrepancy.

8. Revise to provide shareholders with an opportunity to    withhold    voting
authority for any
   other nominee of the Company by providing sufficient space for shareholders to write the name of each such nominee. See Rule 14a-4(d)(4)(iii).

                                              * * *
        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions